Exhibit 99.1

UTIME LIMITED
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 16, 2023

Notice is hereby given that UTime Limited, a Cayman Islands company (the “Company”), will hold its Extraordinary General Meeting of shareholders at 10:00AM., Eastern Time, on December 16, 2023 (the “Extraordinary Meeting”) at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, subject to certain conditions being met, to approve a share consolidation, of the Company’s ordinary shares at a ratio of one-for-twenty five such that each twenty five ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$15,000 divided into (i) 560,000 Ordinary Shares of a par value of US$0.02678571 each, (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.

2.	As an ordinary resolution, subject to certain conditions being met, to subdivide the Ordinary Shares of the Company, by the increase in the Company’s authorized share capital from US$15,000 to US$100,000 and the creation of an additional 989,440,000 Ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each (the “Increase of Authorized Shares”)

3.	Subject to shareholders’ approval of Proposals 1 and 2, to ratify and approve as an ordinary resolution the issuance of 373,846,160 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated November 15, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S (the “Private Placement”).

Only holders of Ordinary Shares (“Ordinary Shares”) registered in the register of members at the close of business on November 6, 2023, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Mr. Hengcong Qiu, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at www.utimemobile.com or by submitting a request to sherry.f@westock.com.

By Order of the Board of Directors,

/s/ HengCong Qiu Hengcong Qiu Chairman and Chief Executive Officer
Date: November 16, 2023

UTIME LIMITED

PROXY STATEMENT

GENERAL

The board of directors of UTime Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the Extraordinary General Meeting to be held on December 16, 2023 at 10:00AM., Eastern Time, or at any adjournment thereof (the “Extraordinary Meeting”).  The Extraordinary Meeting will be held at our headquarters located 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China .

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders Ordinary Shares (“Ordinary Shares”) as of the close of business on November 6, 2023, New York time, are entitled to vote at the Extraordinary Meeting.  As of November 6, 2023, 13,567,793 of our Ordinary Shares, par value US$0.0001 per share, were issued and outstanding.

A quorum for the Extraordinary Meeting is the holders of a majority of Ordinary Shares being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, or proxy.

PROPOSALS TO BE VOTED ON

1.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company consolidated as follows:

From US$15,000 divided into 140,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

To US$15,000 divided into 560,000 ordinary shares of a par value of US$0.02678571 each and 10,000,000 preference shares of a par value of US$ 0.0001 each;

By the consolidation of 140,000,000 ordinary shares of a par value of US$0.0001 each into 560,000 Ordinary Shares of a par value of US$0.02678571 each.

2	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company increased as follows:

From US$15,000 divided into 560,000 ordinary shares of a par value of US$0.02678571 each and 10,000,000 preference shares of a par value of US$0.0001 each;

To US$100,000 divided into 990,000,000 ordinary shares of a par value of $0.0001 each and 10,000,000 preference shares of a par value of $0.0001 each;

By the creation of an additional 989,440,000 ordinary shares of a par value of US$0.0001 with the rights attaching to such shares as set out in the amended and restated memorandum and articles of association of the Company.

3.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to shareholders’ approval of Proposals 1 and 2, to ratify and approve as an ordinary resolution the issuance of 373,846,160 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated November 15, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S (the “Private Placement”).

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-3.

VOTING AND SOLICITATION

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll.  The approval of each of the Share Consolidation, Increase of Authorized Shares and Private Placement requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting  In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Mr. Hengcong Qiu, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of UTime Limited, if you hold our Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2023 annual report for the year ended March 31, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2023 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at http://www.utimemobile.com. If you want to receive a paper or email copy of the Company’s 2023 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at sherry.f@westock.com.

PROPOSAL 1

TO APPROVE THE SHARE CONSOLIDATION

General

The Board of Directors believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-twenty five (the “Share Consolidation”), on the effective date as determined by the Board of Directors.

The approval of the Share Consolidation requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares, who being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by instructing the registered office to file the notice of the Share Consolidation with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

The Share Consolidation is conditional upon the board of directors of the Company determining, confirming and approving that the Share Consolidation is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$15,000.00 divided into 150,000,000 shares comprising (i) 140,000,000 Ordinary Shares of a par value of US$0.0001 each, (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each, to an authorized share capital of US$15,000, comprising (i) 560,000 Ordinary Shares of a par value of US$0.02678571 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-twenty five in the form of shareholder resolutions. The resolutions that will be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company is:

1.	RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company consolidated as follows:

From US$15,000 divided into 140,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

To US$15,000 divided into 560,000 ordinary shares of a par value of US$0.02678571 each and 10,000,000 preference shares of a par value of US$0.0001 each;

By the consolidation of 140,000,000 ordinary shares of a par value of US$0.0001 each into 560,000 Ordinary Shares of a par value of US$0.02678571 each.

Vote Required and Board Recommendation

If a quorum is present, the approval of the Share Consolidation requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE
SHARE CONSOLIDATION AS DESCRIBED IN THIS PROPOSAL 1

PROPOSAL 2

TO APPROVE THE INCREASE OF THE AUTHORIZED SHARES

General

Assuming the approval of the Share Consolidation Proposal, the Board of Directors believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital from US$15,000 comprising (i) 560,000 Ordinary Shares of a par value of US$0.001499999989 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each, by the increase in authorized share capital from US$15,000 to US$100,000 and the creation of an additional 989,440,000 Ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each (the “Increase of Authorized Shares”).

The approval of the Increase of Authorized Shares requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Increase of Authorized Shares by instructing the registered office to file the notice of the Increase of Authorized Shares with the Cayman Islands Registrar of Companies after the approval of the Increase of Authorized Shares.

The Increase of Authorized Shares is conditional upon the approval of Proposal 1 and the Share Consolidation and the board of directors of the Company determining, confirming and approving that the Increase of Authorized is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

If Proposal 1 and the Share Consolidation is not approved then Proposal 2 and the Increase of Authorized will not be presented to shareholders during the Extraordinary Meeting.

Resolution

The resolution that will be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company is:

2.	RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company increased as follows:

From US$15,000 divided into 560,000 ordinary shares of a par value of US$0.02678571 each and 10,000,000 preference shares of a par value of US$0.0001 each;

To US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

By the creation of an additional 989,440,000 ordinary shares of a par value of US$0.0001 with the rights attaching to such shares as set out in the amended and restated memorandum and articles of association of the Company.

Vote Required and Board Recommendation

If a quorum is present, the approval of the Increase of Authorized Shares requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares, who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, TO APPROVE THE
INCREASE OF AUTHORIZED SHARES AS DESCRIBED IN THIS PROPOSAL 2

PROPOSAL 3

TO RATIFY AND APPROVE, ISSUANCES PURSUANT TO THE SECURITIES PURCHASE AGREEMENT

General

As disclosed in the Company’s Form 6-K filed on November 15, 2023, the Company entered into certain securities purchase agreement (the “Securities Purchase Agreement”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 373,846,160 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.33, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $50 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.33, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the Securities Purchase Agreement have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the Securities Purchase Agreement.

The Securities Purchase Agreement is subject to various conditions to closing, including, among other things, (a) receipt of the Company’s shareholders’ approval of the Securities Purchase Agreement and the Offering and (b) accuracy of the parties’ representations and warranties.

The forms of the Securities Purchase Agreement and the Warrant are attached to this proxy statement as Annexes A and B, respectively, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Securities Purchase Agreement and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to ratify and approve the issuances pursuant to the Securities Purchase Agreement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, TO RATIFY AND
APPROVE THE ISSUANCES PURSUANT TO THE SECURITIES PURCHASE AGREEMENT AS
DESCRIBED IN THIS PROPOSAL 3

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Hengcong Qiu
Hengcong Qiu
Chairman and Chief Executive Officer
Date: November 16, 2023